Exhibit 99.1

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills,	AMIT AGARWAL	USHA iyer
Hyderabad - 500034. Telangana, India.	amita@drreddys.com	ushaiyer@drreddys.com

Dr. Reddy’s Q1 FY23 Financial Results

Hyderabad, India, July 28, 2022: Dr. Reddy’s Laboratories Ltd. (BSE: 500124 | NSE: DRREDDY | NYSE: RDY | NSEIFSC: DRREDDY) today announced its consolidated financial results for the quarter ended June 30, 2022. The information mentioned in this release is on the basis of consolidated financial statements under International Financial Reporting Standards (IFRS).

Revenues	Rs. 5,215 Cr
[Up: 6% YoY; Down: 4% QoQ]

Gross Margin	49.9%
[Q1 FY22: 52.2%; Q4 FY22: 52.9%]

SG&A Expenses	Rs. 1,549 Cr
[Up: 3% YoY; Down: 1% QoQ]

R&D Expenses	Rs. 433 Cr
[8.3% of Revenues]

EBITDA	Rs. 1,779 Cr
[34.1% of Revenues]

Profit before Tax	Rs. 1,466 Cr
[Up: 97% YoY; Up: 490% QoQ]

Profit after Tax	Rs. 1,188 Cr
[Up: 108% YoY; Up: 1,257% QoQ]

Commenting on the results, Co-Chairman & MD, G V Prasad said “Our underlying business revenues adjusted for covid products contribution during last year have grown well. The profits were aided by a few non-recurring incomes, offsetting the near term headwinds. We continue to improve the health of our core businesses through productivity improvement and robust product pipelines”.

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All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of I USD = Rs. 79.02

Dr. Reddy’s Laboratories Limited and Subsidiaries

Consolidated Income Statement

	Q1 FY23		Q1 FY22		YoY	Q4 FY22		QoQ
Particulars	($)	(Rs.)	($)	(Rs.)	Gr %	($)	(Rs.)	Gr%
Revenues	660	52,154	623	49,194	6	688	54,368	(4)
Cost of Revenues	331	26,148	297	23,495	11	324	25,625	2
Gross Profit	329	26,006	325	25,699	1	364	28,743	(10)
Operating Expenses
Selling, General & Administrative expenses	196	15,493	190	15,045	3	198	15,674	(1)
Research and Development expenses	55	4,325	57	4,534	(5)	55	4,326	(0)
Impairment of non-current assets	-	-	-	-		95	7,515	(100)
Other operating income	(76)	(6,024)	(6)	(487)	1,137	(4)	(291)	1,970
Results from operating activities	155	12,212	84	6,607	85	19	1,519	704
Net finance income	(30)	(2,349)	(8)	(652)	260	(11)	(859)	173
Share of profit of equity accounted investees	(1)	(94)	(2)	(166)	(43)	(1)	(105)	(10)
Profit before income tax	185	14,655	94	7,425	97	31	2,483	490
Income tax expense	35	2,779	22	1,717	62	20	1,608	73
Profit for the period	150	11,876	72	5,708	108	11	875	1,257

Diluted Earnings Per Share (EPS)	0.90	71.40	0.43	34.34	109	0.07	5.26	1,261

As % to revenues	Q1 FY23	Q1 FY22	Q4 FY22
Gross Profit	49.9	52.2	52.9
SG&A	29.7	30.6	28.8
R&D	8.3	9.2	8.0
EBITDA	34.1	20.7	23.9
PBT	28.1	15.1	4.6
PAT	22.8	11.6	1.6

EBITDA Computation

	Q1 FY23		Q1 FY22		Q4 FY22
Particulars	($)	(Rs.)	($)	(Rs.)	($)	(Rs.)
Profit before Income Tax	185	14,655	94	7,425	31	2,483
Interest (income) / expense (net)*	1	84	(2)	(142)	0	24
Depreciation	26	2,050	25	1,973	26	2,039
Amortization	13	1,000	12	932	12	920
Impairment	-	-	-	-	95	7,515
EBITDA	225	17,789	129	10,188	164	12,980

* Includes income from Investments

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All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of I USD = Rs. 79.02

Key Balance Sheet Items

	As on 30th Jun 2022		As on 31st Mar 2022		As on 30th Jun 2021
Particulars	($)	(Rs.)	($)	(Rs.)	($)	(Rs.)
Cash and cash equivalents and other investments	449	35,467	608	48,033	435	34,356
Trade receivables	927	73,274	846	66,818	774	61,148
Inventories	656	51,810	644	50,884	643	50,771
Property, plant and equipment	808	63,826	787	62,169	742	58,636
Goodwill and Other Intangible assets	458	36,213	401	31,664	503	39,746
Loans and borrowings (current & non-current)	312	24,666	428	33,845	422	33,373
Trade payables	317	25,052	324	25,572	362	28,607
Equity	2,531	2,00,039	2,411	1,90,527	2,254	1,78,114

Revenue Mix by Segment

	Q1 FY23	Q1 FY22	YoY	Q4 FY22	QoQ
Segment	(Rs.)	(Rs.)	Gr %	(Rs.)	Gr %
Global Generics	44,324	41,113	8	46,118	(4)
North America	17,815	17,390	2	19,971	(11)
Europe	4,141	3,994	4	4,444	(7)
India	13,339	10,600	26	9,689	38
Emerging Markets	9,028	9,129	(1)	12,013	(25)
Pharmaceutical Services and Active Ingredients (PSAI)	7,090	7,540	(6)	7,557	(6)
Others	740	541	37	693	7
Total	52,154	49,194	6	54,368	(4)

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Revenue Analysis

Global Generics (GG)

Revenues from GG segment at Rs. 44.3 billion:

➢	Year-on-year growth of 8% was driven by new product launches across most of our businesses and divestment of a few non-core brands in India, partly offset by price erosion in our generic markets, and higher base due to covid product sales in previous year.

➢	Sequential decline of 4% was due to sales decline in North America (incremental competition on key products and price erosion) and Emerging Markets (normalization of channel inventory in Russia). This was partly offset by new product launches.

North America

Revenues from North America at Rs. 17.8 billion:

➢	Year-on-year growth of 2%, driven by launch of new products and favorable forex rates, which was offset by price erosion in some of our key molecules.

➢	Sequential decline of 11% was primarily on account of price erosion and decline in volumes for few products due to incremental competition.

➢	During this quarter, we launched 7 new products. This includes launch of Ketorolac, OTC Nicotine Lozenges Original, Methylprednisolone Sodium Succinate, Pemetrexed Injection, Posaconazole Tabs and Sorafenib in the US and Pemetrexed Inj. in Canada.

➢	We filed three ANDAs during the quarter. As of 30th June 2022, cumulatively 86 generic filings are pending for approval with the USFDA (83 ANDAs and 3 NDAs under 505(b)(2) route). Out of these 86 pending filings, 44 are Para IVs and we believe 24 have ‘First to File’ status.

Europe

Revenues from Europe at Rs. 4.1 billion:

➢	Year-on-year growth of 4%, driven by launch of new products and scale up of base business, which was partly offset by price erosion in some molecules and adverse forex rates during the quarter.

➢	Sequential decline of 7% was primarily on account of price erosion and adverse forex rates, which was partly offset by volume traction in base business.

India

Revenues from India at Rs. 13.3 billion:

➢	Year-on-year growth of 26% was driven by divestment of a few non-core brands, revenue contribution from the products acquired / in-licensed from Novartis, growth in base business and new products contribution. The growth was partially offset due to covid product sales in Q1 FY22 which was not there in the current quarter.
➢	Sequential growth of 38% was primarily driven by divestment of a few non-core brands, revenue contribution from the products acquired / in-licensed from Novartis, new products contribution and growth in base business.
➢	We launched five new products during the quarter.

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Emerging Markets

Revenues from Emerging Markets at Rs. 9.0 billion. Year-on-year decline of 1% and sequential decline of 25%:

➢	Revenues for Russia at Rs. 3.2 billion. Year-on-year decline of 9% is primarily due to channel inventory normalization post stocking up in Q4 FY22, which was partly offset with launch of new products. Sequential decline of 53% was due to higher base in Q4 FY22 from brand divestment income and channel inventory normalization in the current quarter.

➢	Revenues from other CIS countries and Romania at Rs. 1.9 billion. Year-on-year growth of 33% driven by volume traction in base business, favorable price benefits in some of our products and launch of new products. Sequential decline of 16% was primarily on account of reduction in volumes.

➢	Revenues from Rest of World (RoW) territories at Rs. 3.9 billion. Year-on-year decline of 6% primarily on account of higher base in Q1 FY22 due to covid product sales and price decline in current quarter, partly offset by new product launches. Sequential growth of 36% was largely attributable to volume traction in our base business, price benefits in some of our markets and launch of new products.

Pharmaceutical Services and Active Ingredients (PSAI)

Revenues from PSAI at Rs. 7.1 billion. Year-on-year and sequential decline of 6% each.

➢	Year-on-year decline was primarily on account of higher base in Q1 FY22 with covid product sales, partly offset by new products launched and favorable forex rates.

➢	Sequential decline was primarily due to lower volumes of base business, partly offset by new product launches.

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Income Statement Highlights:

➢	Gross profit margin at 49.9%:

-	Decreased by ~230 bps over previous year and by ~300 bps sequentially, primarily on account of higher commodity prices, adverse leverage on manufacturing overheads, price erosion and forex related impact, which was partially benefited from brand divestment income.

-	Gross profit margin for GG and PSAI business segments are at 55.0% and 15.7% respectively.

➢	Selling, general & administrative (SG&A) expenses at Rs. 15.5 billion, increased by 3% on a year-on-year basis and declined by 1% sequentially. Year-on-year increase was primarily attributable to investments being done towards marketing of some of our key brands, investments in digitalization and annual increments, which was partially offset with lower legal and professional expenses. On sequential basis, the expenses have been largely flat.

➢	Research & development (R&D) expenses at Rs. 4.3 billion. As % to revenues – Q1 FY23: 8.3% | Q4 FY22: 8.0% | Q1 FY22: 9.2%. Our focus continues on building a global pipeline of products across our markets.

➢	Other operating income at Rs. 6.0 billion compared to Rs. 0.5 billion in Q1 FY22. The increase was mainly on account of recognition of income from settlement agreement, with Indivior Inc., Indivior UK Limited and Aquestive Therapeutics, Inc., resolving all claims between the parties relating to the generic buprenorphine and naloxone sublingual film.

➢	Net Finance income at Rs. 2.3 billion compared to Rs. 0.7 billion in Q1 FY22. The increase was primarily on account of foreign exchange gains due to favorable ruble rates.

➢	Profit before Tax at Rs. 14.7 billion, increased by 97% year-on-year and increased by 490% sequentially.

➢	Profit after Tax at Rs. 11.9 billion. The effective tax rate is 19.0% for the quarter.

➢	Diluted earnings per share is at Rs. 71.40.

Other Highlights:

➢	EBITDA is at Rs. 17.8 billion and the EBITDA margin is 34.1%.

➢	Capital expenditure is at Rs. 3.3 billion.

➢	Free cash-flow is a net outflow of Rs. 2.3 billion.

➢	Net cash surplus for the company is at Rs. 12.8 billion as on June 30, 2022. Consequently, net debt to equity ratio is (0.06).

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Earnings Call Details (06:30 pm IST, 09:00 am EDT, July 28, 2022)

The management of the Company will host an earnings call to discuss the Company’s financial performance and answer any questions from the participants.

Conference Joining Information

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Play Back: The play back will be available after the earnings call, till August 3rd, 2022. For play back dial in phone No: +91 22 7194 5757 | +91 22 6663 5757, and Playback Code is 96436.

Transcript: Transcript of the Earnings call will be available on the Company’s website: www.drreddys.com

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its businesses, Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr Reddy’s operates in markets across the globe. Our Major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization, including related integration issues, and (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2022. The company assumes no obligation to update any information contained herein.”

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